SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Relevant fact dated June 16, 2006, regarding TDATA Stock Sales Contract.

Telefónica de Argentina S.A.	Item 1

Buenos Aires, 16 June, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant fact. TDATA Sales Contract

Dear Sirs,

                    I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

                    As it was specified in our last letter of 4 May, 2006, in connection with the matter mentioned in the reference above, the Board of Directors of Telefónica de Argentina S.A. approved the purchase from Telefónica Datacorp S.A. of the shares representing 97.89% of the capital stock and votes of Telefónica Data Argentina S.A.

                    Further to the above, I hereby inform that on this date, Telefónica de Argentina S.A. and Telefónica Datacorp S.A. have entered into the relevant Stock Sales Contract.

                    It is worth underscoring that the transfer of shares and payment of the relevant price will be subject to the approval by the Secretariat of Communications.

                    Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: June 19, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel